1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [V]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [V]

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:        .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of July 2004

This is to report 1) the changes in the shareholding of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) ; 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of June 2004.

1)	The changes in the shareholding of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held	shares held
		as of	as of
Title	Name	May 31, 2004	June 30, 2004	Changes
Chairman & CEO	Morris Chang	102,383,351	122,193,152	19,809,801
Director & Supervisor	Koninklijke Philips Electronics N.V.	2,258,806,301	2,576,997,318	318,191,017
Director & Supervisor	The Development Fund	1,504,718,198	1,716,683,170	211,964,972
Director & Deputy CEO	F. C. Tseng	33,659,219	40,959,167	7,299,948
Director	Stan Shih	1,181,883	1,348,371	166,488
Director, President & COO	Rick Tsai	20,597,456	25,834,756	5,237,300
Senior Vice President	Quincy Lin	22,533,767	27,050,107	4,516,340
Senior Vice President	S.Y. Chiang	10,379,909	13,418,391	3,038,482
Senior Vice President	Kenneth Kin	1,842,515	3,461,256	1,618,741
Vice President	C. C. Wei	3,588,721	5,356,702	1,767,981
Vice President	Mark Liu	7,863,995	10,017,631	2,153,636
Vice President	Genda Hu	1,378,508	2,427,879	1,049,371
Vice President	J. B. Chen	5,285,881	6,989,916	1,704,035
Vice President	Ping Yang	4,705,812	6,534,686	1,828,874
Vice President	M. C. Tzeng	3,575,094	4,882,521	1,307,427
Vice President & General Counsel	Richard Thurston	764,309	1,882,094	1,117,785
Chief Technology Officer	Chenming Hu	1,667,238	2,941,478	1,274,240
Vice President	Chiam Wu	577,000	1,281,909	704,909
Vice President & CFO	Lora Ho	1,788,520	3,050,487	1,261,967
Vice President	P. H. Chang	470,285	1,103,349	633,064
Senior Director	L.C. Tu	6,265,701	7,654,026	1,388,325
Senior Director	Jan Kees van Vliet	293,566	808,015	514,449

2)	The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

			Accumulated number
			of common shares
		Date of plage or	pledged as of
Title	Name	clear of pledge	June 30, 2004
Senior Vice President	S.Y. Chiang	6/25/2004	1,590,000
Vice President & General Counsel	Richard Thurston	6/29/2004	160,000

3)	The acquisition of assets:

Description of assets	Purchase price
Machinery Equipment	NT$	17,962,750,151
Facility and engineering equipment	NT$	1,359,731,187
Wachovia Auto Owner Trust-Asset Backed Securities	US$	10,999,530
Nissan Auto Receivables Owner Trust-Asset Backed Securities	US$	9,852,858

4)	The disposition of assets:

Description of assets
Machinery Equipment	US$	88,200,000

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 26, 2004	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer